Exhibit 99.1

Bitauto Announces Third Quarter 2017 Results

Revenue increased 53.7% year-over-year

 Revenue from transaction services increased 145.7% year-over-year

BEIJING, November 20, 2017 /PRNewswire/ -- Bitauto Holdings Limited ("Bitauto" or the "Company") (NYSE: BITA), a leading provider of internet content & marketing services, and transaction services for China's fast-growing automotive industry, today announced its unaudited financial results for the third quarter ended September 30, 2017[1].

Bitauto Third Quarter 2017 Highlights

•	Revenue in the third quarter of 2017 was RMB2.34 billion (US$352.4 million), a 53.7% increase from the corresponding period in 2016.

•	Gross profit in the third quarter of 2017 was RMB1.51 billion (US$227.4 million), a 54.0% increase from the corresponding period in 2016.

•	Loss from operations in the third quarter of 2017 was RMB433.3 million (US$65.1 million), compared to a loss from operations of RMB13.1 million (US$2.0 million) in the corresponding period in 2016. The increased loss was mainly due to newly granted options by Yixin to its employees in the third quarter of 2017.

•	Non-GAAP income from operations in the third quarter of 2017 was RMB266.2 million (US$40.0 million), a 66.7% increase from the corresponding period in 2016.

•	Net loss in the third quarter of 2017 was RMB510.2 million (US$76.7 million), compared to a net loss of RMB47.4 million (US$7.1 million) in the corresponding period in 2016.

•	Non-GAAP net income in the third quarter of 2017 was RMB231.8 million (US$34.8 million), a 78.5% increase from the corresponding period in 2016.

•	Basic and diluted net loss per ADS in the third quarter of 2017 was RMB8.83 (US$1.33) and RMB8.84 (US$1.33), respectively.

•	Non-GAAP basic and diluted net income per ADS in the third quarter of 2017 was RMB1.70 (US$0.26) and RMB1.56 (US$0.23), respectively.

Mr. William Li, chairman and chief executive officer of Bitauto said, “Bitauto continued to make solid progress across our business lines in the third quarter of 2017, with total revenue up 53.7% year-over-year to RMB2.34 billion. With our ongoing efforts across Bitauto’s three key enhancement areas for 2017 – traffic and content, conversion rate, and monetization – continuing to pay off, we remain optimistic about our performance for the full year and beyond.”

Mr. Andy Zhang, president of Bitauto, said, “Yixin’s Hong Kong IPO is an important milestone for both Yixin and Bitauto. Yixin’s listing will broaden its access to capital, talent and business opportunities while feeding back into the Bitauto value chain across China’s auto consumption market. The net proceeds from the global offering will provide Yixin with additional resources to further strengthen our transaction services business and marketing initiatives.”

“Driven by our seamless integrated omni-channel operational capabilities and strong data analytics capabilities, Yixin’s platform business continues to gain traction with both our business partners and auto consumers. In the third quarter, Yixin generated approximately 140,000 automobile retail and auto related transactions. Yixin’s monthly active users reached 51 million in September 2017, and among Yixin’s network of over 15,000 dealership stores, there were 100 Yixin experience stores nationwide as of September 30, 2017. We are pleased to see Yixin’s platform business increasingly contribute to both revenue and profit in the third quarter of this year as we unlock the potential of our platform business.”

Ms. Cynthia He, chief financial officer of Bitauto, said, “As transaction services maintained strong momentum, growing 145.7% year-over-year to RMB1.05 billion, we saw steady pickup in our advertising and subscription services business which grew 19.3% to RMB1.07 billion, largely due to increases in spending from automakers and dealers and the number of dealer customers. We will continue to build up our business to create long-term value for our shareholders.”

Bitauto Third Quarter 2017 Results

Bitauto reported revenue of RMB2.34 billion (US$352.4 million) for the third quarter of 2017, representing a 53.7% increase from the corresponding period in 2016. The increase in revenue was primarily attributable to the growth of the Company's transaction services business and advertising and subscription business.

•	Revenue from the advertising and subscription business for the third quarter of 2017 was RMB1.07 billion (US$161.1 million), representing a 19.3% increase from RMB898.3 million (US$135.0 million) in the corresponding period in 2016.

•	Revenue from the transaction services business for the third quarter of 2017 was RMB1.05 billion (US$158.4 million), representing a 145.7% increase from RMB429.0 million (US$64.5 million) in the corresponding period in 2016. The increase was attributable to a higher volume of transaction services.

•	Revenue from the digital marketing solutions business for the third quarter of 2017 was RMB218.9 million (US$32.9 million), representing a 10.6% increase from RMB197.9 million (US$29.7 million) in the corresponding period in 2016.

Cost of revenue for the third quarter of 2017 was RMB832.0 million (US$125.0 million), representing a year-over-year increase of 53.3% from the corresponding period in 2016. The increase was primarily due to increased costs related to transaction services. Cost of revenue as a percentage of revenue in the third quarter of 2017 was 35.5%, compared to 35.6% in the corresponding period in 2016.

Gross profit for the third quarter of 2017 was RMB1.51 billion (US$227.4 million), representing a 54.0% increase from the corresponding period in 2016.

Selling and administrative expenses were RMB1.79 billion (US$268.6 million) for the third quarter of 2017, representing a 101.1% increase from the corresponding period in 2016. This increase was primarily attributable to the increase in share-based payment expenses, the Company’s marketing efforts, headcount and related expenses.

Product development expenses were RMB156.5 million (US$23.5 million) for the third quarter of 2017, representing a 44.5% increase from the corresponding period in 2016. The increase was primarily due to the increase in product development headcount and related expenses, and share-based payment expenses.

Share-based payment expenses, which were allocated to related operating expense line items, were RMB522.0 million (US$78.5 million) in the third quarter of 2017, compared to RMB16.5 million (US$2.5 million) in the corresponding period in 2016. The increase was mainly due to newly granted options by Yixin to its employees in the third quarter of 2017.

Loss from operations in the third quarter of 2017 was RMB433.3 million (US$65.1 million), compared to a loss from operations of RMB13.1 million (US$2.0 million) in the corresponding period in 2016.

Non-GAAP income from operations in the third quarter of 2017 was RMB266.2 million (US$40.0 million), representing a 66.7% increase from the corresponding period in 2016.

Income tax expense in the third quarter of 2017 was RMB38.9 million (US$5.8 million), compared to an income tax expense of RMB23.4 million (US$3.5 million) in the corresponding period in 2016. The increase was mainly due to the impact of increased income from operations for some of the Company’s subsidiaries.

Net loss in the third quarter of 2017 was RMB510.2 million (US$76.7 million), compared to a net loss of RMB47.4 million (US$7.1 million) in the corresponding period in 2016. Basic and diluted net loss per ADS, each representing one ordinary share, in the third quarter of 2017 amounted to RMB8.83 (US$1.33) and RMB8.84 (US$1.33), respectively, taking into consideration the accretion to redeemable noncontrolling interests amounting to RMB105.8 million (US$15.9 million).

Non-GAAP net income in the third quarter of 2017 was RMB231.8 million (US$34.8 million), representing a 78.5% increase from the corresponding period in 2016. Non-GAAP basic and diluted net income per ADS in the third quarter of 2017 amounted to RMB1.70 (US$0.26) and RMB1.56 (US$0.23), respectively, taking into consideration the accretion to redeemable noncontrolling interests amounting to RMB105.8 million (US$15.9 million).

As of September 30, 2017, the Company had cash and cash equivalents and restricted cash of RMB6.49 billion (US$975.0 million). Cash used in operating activities, cash used in investing activities, and cash provided by financing activities in the third quarter of 2017 were RMB46.7 million (US$7.0 million), RMB4.18 billion (US$628.3 million), and RMB5.04 billion (US$757.7 million), respectively.

Accounts receivable, net was RMB2.84 billion (US$427.4 million) as of September 30, 2017, compared to RMB2.07 billion (US$310.9 million) as of December 31, 2016.

As of September 30, 2017, the Company's transaction services business had cash and cash equivalents and restricted cash of RMB3.24 billion (US$487.2 million), finance receivables of RMB25.30 billion (US$3.80 billion) and borrowings and nonrecourse securitization debt of RMB22.24 billion (US$3.34 billion).

The number of employees totaled 8,379 as of September 30, 2017, including employees of entities in which Bitauto has acquired and holds controlling interests. This represented a 33.8% increase from September 30, 2016, primarily due to higher headcount in customer service teams supporting the Company's fast-growing transaction service business, as well as additional headcount from Kankanche which Bitauto acquired in the fourth quarter of 2016.

As of September 30, 2017, the Company had a total of 71,726,025 ordinary shares, with 36,025,744 ADSs issued and outstanding. Each ADS represents one ordinary share of the Company. Non-GAAP basic and diluted per ADS figures for the third quarter of 2017 were calculated using a weighted average of 70,080,802 and 78,717,238 ADSs, respectively.

Recent Updates

Bitauto’s controlled subsidiary Yixin Group Limited (“Yixin”) (SEHK: 2858), a leading online automobile retail transaction platform in China, has completed the global offering of its ordinary shares. Yixin’s shares began trading on the Main Board of The Stock Exchange of Hong Kong Limited (“HKEx”) on November 16, 2017 (Hong Kong time).

The net proceeds from the global offering, after deduction of the underwriting commission and other estimated expenses in connection with the global offering and assuming that the over-allotment option is not exercised, are estimated to be approximately HK$6,503.5 million. The net proceeds will be used for implementing Yixin’s sales and marketing initiatives, further enhancing Yixin’s research and technology capabilities, strengthening Yixin’s capital resources to support the ongoing growth of its self-operated financing business, selectively pursuing acquisitions of or investments in assets and businesses which are complementary to Yixin’s business, as well as for working capital and other general corporate purposes.

Going forward, Yixin intends to disclose its periodical financial results under International Financial Reporting Standards.

Upon the listing, all the then outstanding Yixin preferred shares were automatically converted into an equal number of ordinary shares. Yixin preferred shares held by third party shareholders, which were recorded as redeemable noncontrolling interests on the Company’s consolidated balance sheet, are reclassified as noncontrolling interests. As a result, the accretion to redeemable noncontrolling interests for Yixin preferred shares is no longer be recorded after the listing, or considered when calculating basic and diluted net profit/loss per ADS. Yixin’s noncontrolling interests’ proportionate share of Yixin’s net income will be deducted from the net income attributable to Bitauto on the Company’s consolidated income statement.

Fourth Quarter 2017 Outlook

Bitauto currently expects to generate revenue in the range of RMB2.40 billion (US$360.7 million) to RMB2.45 billion (US$368.2 million) in the fourth quarter of 2017, representing a 37.2% to 40.1% increase from the corresponding period in 2016, or with direct vehicle sales being excluded, representing a 51.2% to 54.3% net revenue increase from the corresponding period in 2016.

This forecast takes into consideration seasonality factors in Bitauto's business, and excludes any impact of foreign currency fluctuation. It reflects management's current and preliminary view, which is subject to change.

Conference Call Information

Bitauto's management will hold an earnings conference call at 7:00 AM on November 20, 2017 U.S. Eastern Time (8:00 PM on November 20, 2017 Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

US:	+1-845-675-0437 or +1-866-519-4004
Hong Kong:	+852-3018-6771 or 800-906-601
China:	800-8190-121 or 400-6208-038
International:	+65-6713-5090

Conference ID:	9489208

A replay of the conference call may be accessed by phone at the following number until November 28, 2017:

US:	+1-855-452-5696 or +1-646-254-3697
International:	+61-2-8199-0299

Conference ID:	9489208

Additionally, a live and archived webcast of this conference call will be available at http://ir.bitauto.com.

[1] This announcement contains translations of certain amounts in Renminbi into U.S. dollars at specified rates solely for the convenience of the readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.6533 to US$1.00, the effective noon buying rate as of September 29, 2017 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

About Bitauto Holdings Limited

Bitauto Holdings Limited (NYSE: BITA) is a leading provider of internet content & marketing services, and transaction services for China's fast-growing automotive industry. Bitauto manages its businesses in three segments: its advertising and subscription business, transaction services business and digital marketing solutions business.

Bitauto's advertising and subscription business provides a variety of advertising services mainly to automakers through its bitauto.com website as well as corresponding mobile applications, which provide consumers with up-to-date automobile pricing and promotional information, specifications, reviews and consumer feedback. Bitauto also offers subscription services via its SaaS platform, which provides web-based and mobile-based integrated digital marketing solutions to automobile dealers in China. The platform enables dealer subscribers to create their own online showrooms, list pricing and promotional information, provide dealer contact information, place advertisements and manage customer relationships to help them reach a broad set of purchase-minded customers and effectively market their automobiles to consumers online.

Bitauto's transaction services business is primarily conducted by its controlled subsidiary, Yixin Group Limited (SEHK: 2858), a leading online automobile retail transaction platform in China, which provides transaction platform services as well as self-operated financing services.

Bitauto's digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns and advertising.

For more information, please visit ir.bitauto.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Among other things, the business outlook of the Company and the quotations from management in this announcement, as well as Bitauto's strategic and operational plans, contain forward-looking statements. Bitauto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Bitauto's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the automobile industry and the internet marketing industry in China; our expectations regarding demand for and market acceptance of our services and service delivery model; our expectations regarding enhancing our brand recognition; our expectations regarding keeping and strengthening our relationships with major customers, partner websites and media vendors; relevant government policies and regulations relating to our businesses, automobile purchases and ownership in China; our ability to attract and retain quality employees; our ability to stay abreast of market trends and technological advances; competition in our industry in China and internationally; general economic and business conditions in China; and our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Bitauto's filings with the Securities and Exchange Commission, including its annual report on Form 20-F. Bitauto does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Bitauto undertakes no duty to update such information, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement Bitauto's consolidated financial results presented in accordance with U.S. GAAP, Bitauto uses Non-GAAP income from operations, Non-GAAP net income and Non-GAAP basic and diluted net income per ADS as non-GAAP financial measures. Non-GAAP income from operations is defined as income from operations excluding (i) share-based payments; (ii) amortization of intangible assets resulting from asset and business acquisitions; and (iii) professional expenses incurred for the initial public offering of Yixin. Non-GAAP net income is defined as net income excluding (i) share-based payments; (ii) amortization of intangible assets resulting from asset and business acquisitions; (iii) professional expenses incurred for the initial public offering of Yixin; (iv) share of amortization of equity investments' intangible assets not on their books; (v) investment (income)/loss associated with non-cash investment matters; (vi) amortization of the BCF discount on the convertible notes; (vii) fair value adjustment of contingent considerations; and (viii) tax impact related to professional expenses incurred for the initial public offering of Yixin. Non-GAAP basic and diluted net income per ADS is defined as Non-GAAP net income attributable to ordinary shareholders of the parent company divided by basic and diluted weighted average number of ADS. These non-GAAP financial measures provide Bitauto's management with the ability to assess its operating results by excluding certain items that may not be indicative of the performance of its business such as non-cash and non-recurring items. Bitauto believes these non-GAAP financial measures are useful to investors by understanding supplemental information used by management in its assessment of operating results.

The use of non-GAAP financial measures has certain limitations. These non-GAAP measures exclude certain items that have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, and should not be considered a substitute for or superior to U.S. GAAP results. In addition, these non-GAAP financial measures may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate such measures in the same manner as Bitauto does.

Reconciliation of these non-GAAP financial measures to the most directly comparable U.S. GAAP financial measure is set forth at the end of this release.

For investor and media inquiries, please contact:

China

Suki Li
Bitauto Holdings Limited
Phone: +86-10-6849-2145
ir@bitauto.com

Clarisse Pan

Foote Group

Phone: +86-10-8429-9544

bitauto@thefootegroup.com

SELECTED CONSOLIDATED FINANCIAL DATA

Unaudited Condensed Consolidated Statements of Operations

	For the Three Months Ended
	September 30, 2016	September 30, 2017
	RMB	RMB
	(in thousands, except for share and per share data)

Revenue	1,525,217	2,344,869
Cost of revenue	(542,856)	(831,978)
Gross profit	982,361	1,512,891

Selling and administrative expenses	(888,903)	(1,787,348)
Product development expenses	(108,306)	(156,544)
Other gains/(losses), net	1,745	(2,285)
Loss from operations	(13,103)	(433,286)

Interest income	9,419	22,105
Interest expense	(16,429)	(17,483)
Share of results of equity investees	(8,162)	(11,117)
Investment income/(loss)	4,281	(31,612)
Loss before tax	(23,994)	(471,393)

Income tax expense	(23,406)	(38,851)
Net loss	(47,400)	(510,244)

Net income attributable to noncontrolling interests	1,644	2,963
Accretion to redeemable noncontrolling interests	52,076	105,757
Net loss attributable to Bitauto Holdings Limited	(101,120)	(618,964)

Other financial data
Non-GAAP net income	129,914	231,839

Reconciliation of GAAP to Non-GAAP results

	For the Three Months Ended
	September 30, 2016	September 30, 2017
	RMB	RMB

Loss from operations	(13,103)	(433,286)
Share-based payments	16,468	522,014
Amortization of intangible assets resulting from asset and business acquisitions	156,344	169,114
Professional expenses incurred for the initial public offering of Yixin	-	8,357
Non-GAAP income from operations	159,709	266,199

Net loss	(47,400)	(510,244)
Share-based payments	16,468	522,014
Amortization of intangible assets resulting from asset and business acquisitions	156,344	169,114
Professional expenses incurred for the initial public offering of Yixin	-	8,357
Share of amortization of equity investments' intangible assets not on their books	626	27
Investment (income)/loss associated with non-cash investment matters	(1,284)	31,987
Amortization of the BCF discount on the convertible notes	5,160	8,528
Fair value adjustment of contingent considerations	-	3,114
Tax impact related to professional expenses incurred for the initial public offering of Yixin	-	(1,058)
Non-GAAP net income*	129,914	231,839

Non-GAAP net income per ADS
Basic	1.08	1.70
Diluted	1.04	1.56

* For comparative purpose, after considering the fair value adjustment of contingent considerations, Non-GAAP net income for the second quarter of 2017 increased to RMB230,578 thousands, compared to the previously disclosed amounts.

SELECTED CONSOLIDATED FINANCIAL DATA

Unaudited Condensed Consolidated Balance Sheets

	December 31, 2016	September 30, 2017
	RMB	RMB
	(in thousands)

Assets
Cash and cash equivalents	2,021,989	3,466,088
Time deposits	2,000	-
Restricted cash	5,475,576	2,871,002
Accounts receivable, net	2,068,615	2,843,471
Bills receivable	110,236	209,450
Other current assets	6,796,543	11,343,274
Non-current assets	13,459,797	21,515,776
Total assets	29,934,756	42,249,061

Liabilities
Accounts payable	1,603,577	1,889,873
Other current liabilities	10,350,339	18,681,460
Non-current liabilities	4,219,129	7,061,613
Total liabilities	16,173,045	27,632,946
Redeemable noncontrolling interests	3,939,646	5,270,863
Total equity	9,822,065	9,345,252
Total liabilities, redeemable noncontrolling interests and equity	29,934,756	42,249,061